SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________

SCHEDULE 13D/A
(Amendment No. 3)*

UNDER THE SECURITIES EXCHANGE ACT OF 1934

_________________________

MORGANS HOTEL GROUP CO.
(Name of Issuer)
___________________________
COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

61748W108
(CUSIP Number)

J. Bryant Kirkland III
Vector Group Ltd.
4400 Biscayne Boulevard, 10th Floor
Miami, FL 33137
(305) 579-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 19, 2015
(Date of Event Which Requires Filing of this Statement)

____________________________
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 61748W108        Page 2

1	NAME OF REPORTING PERSON
ACCOMMODATIONS ACQUISITION CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
	7	Sole Voting Power

NUMBER OF		—
SHARES	8	Shared Voting Power
BENEFICIALLY
OWNED BY		2,459,788
EACH	9	Sole Dispositive Power
REPORTING
PERSON		—
WITH	10	Shared Dispositive Power

2,459,788
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,459,788
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No. 61748W108        Page 3

1	NAME OF REPORTING PERSON
VECTOR GROUP LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
	7	Sole Voting Power

NUMBER OF		—
SHARES	8	Shared Voting Power
BENEFICIALLY
OWNED BY		2,459,788
EACH	9	Sole Dispositive Power
REPORTING
PERSON		—
WITH	10	Shared Dispositive Power

2,459,788
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,459,788
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No. 61748W108        Page 4

PRELIMINARY STATEMENT:

This Amendment No. 3 amends the Schedule 13D filed by Accommodations Acquisition Corporation, a Delaware corporation, and Vector Group Ltd., a Delaware corporation, with the Securities and Exchange Commission ("SEC") on August 12, 2011, as amended on May 19, 2014 and March 16, 2015 (the “Schedule 13D”) , relating to the common stock, par value $0.01 per share, of Morgans Hotel Group Co., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 475 Tenth Avenue, New York, NY 10018.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

ITEM 4.         PURPOSE OF TRANSACTIONS

The Securities were acquired with a view towards the Reporting Persons potentially influencing material business decisions relating to the future of the Company. On March 15, 2015, Howard M. Lorber, President and Chief Executive Officer of Vector Group Ltd., was appointed to the Company’s Board of Directors. On May 19, 2015, Mr. Lorber was elected to serve as Chairman of the Company's Board of Directors.
The Reporting Persons may at any time and from time to time, in privately negotiated transactions or otherwise, acquire additional securities of the Company, dispose of all or a portion of the securities of the Company that the Reporting Persons now own or may hereafter acquire, and/or enter into derivative transactions with institutional counterparties with respect to the Company's securities.

Except as set forth in this Item 4, the Reporting Persons do not have any present plans or proposals which relate to or would result in any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right to determine in the future whether to change the purpose or purposes described above and whether to adopt plans or proposals of the type specified above.

CUSIP No. 61748W108        Page 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 19, 2015

By:	/s/ J. Bryant Kirkland III
J. Bryant Kirkland III
Vice President, Treasurer and Chief Financial Officer